February 29, 2012

Via E-mail EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	General Steel Holdings, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed March 16, 2011
Form 10-Q for the Fiscal Quarter Ended March 31, 2011
Filed May 10, 2011
File No. 1-33717

Ladies and Gentlemen:

This letter from General Steel Holdings, Inc. (the “Company”) is in response to the comments of the Staff of the Securities and Exchange Commission (the “Commission”), in a letter dated December 23, 2011 from Mr. John Cash, regarding the above-referenced Form 10-K and Form 10-Q. The Responses (defined below) are identical to those filed on February 17, 2012 by the Company except that the Company has added additional language to the beginning of Response (2)-1.

Set forth below are responses to the numbered comments. For your convenience, each response (each a “Response”, and collectively the “Responses”) follows the sequentially numbered comment copied from your letter of December 23, 2011.

Form 10-K for the Fiscal Year Ended December 31, 2010

General

1.	We note your response to prior comment one, from our letter dated November 23, 2011. Please tell us whether you have determined that each of Hualong, Tongxing and Huatinanyulong are VIEs and, if so, who is the primary beneficiary. To the extent you have concluded that the three entities are VIEs and the Longmen Joint Venture is the primary beneficiary, please provide us with a specific and comprehensive analysis of how you have made this determination. Refer to ASC 810-10-15 and, in particular 810-10-15-14. To the extent that you have concluded that the aforementioned entities are not VIEs and the Longmen Joint Venture is not the primary beneficiary, please tell us what specific guidance you relied upon in determining that the Longmen Joint Venture has a controlling financial interest and consolidation is appropriate.

Company Response (1):

The Company performed the following analysis to determine that it is appropriate for Longmen Joint Venture (“Longmen JV”) to consolidate Hualong, Tongxing and Huatinanyulong under the voting interest model in ASC 810-10:

Step 1- Are Hualong, Tongxing and Huatinanyulong within the scope of ASC 810-10-15?

Step 1A – Does ASC 810-10-15 apply to these three entities?

ASC 810-10-15 applies to all entities that are legal structures that are “used to conduct activities or to hold assets. Some examples of such structures are corporations, partnerships, limited liability companies, grantor trusts, and other trusts.” Hualong, Tongxing and Huatinanyulong are separate legal entities established in the PRC as limited liability companies. Therefore, ASC 810-10-15 applies to these three entities.

Step 1B – Are these three entities eligible for a scope exception?

According to ASC 810-10-15-17(d), “a legal entity that is deemed to be a business need not be evaluated by a reporting entity to determine if the legal entity is a VIE under the requirements of the Variable Interest Entities Subsections unless any of the following conditions exist (however, for legal entities that are excluded by this provision, other generally accepted accounting principles (“GAAP” ) should be applied)”:

(1)	The reporting entity, its related parties (all parties identified in paragraph 810-10-25-43, except for de facto agents under paragraph 810-10-25-43(d)), or both participated significantly in the design or redesign of the legal entity. However, this condition does not apply if the legal entity is an operating joint venture under joint control of the reporting entity and one or more independent parties or a franchisee.

(2)	The legal entity is designed so that substantially all of its activities either involve or are conducted on behalf of the reporting entity and its related parties.

(3)	The reporting entity and its related parties provide more than half of the total of the equity, subordinated debt, and other forms of subordinated financial support to the legal entity based on an analysis of the fair values of the interests in the legal entity.

(4)	The activities of the legal entity are primarily related to securitizations or other forms of asset-backed financings or single-lessee leasing arrangements.

A business is defined in ASC 805-10-20 as “a self-sustaining integrated set of activities and assets conducted and managed for the purpose of providing a return to investors.” A business consists of (a) inputs, (b) processes applied to those inputs, and (c) resulting outputs that are used to generate revenues.

Prior to and subsequent to their acquisition by Longmen JV, Hualong, Tongxing and Huatinanyulong were operated as self-sustaining integrated sets of activities and assets conducted and managed for the purpose of providing a return to shareholders consisting of all the inputs (assets and employees), processes (systems of manufacturing, marketing and sales), and outputs (product sales). Therefore, these three entities are deemed to be businesses, and the above conditions need to be assessed.

As Longmen JV acquired these three entities, it did not participate in the design of the entities at the time of their formation nor has there been any redesign of these entities subsequently. However, Long Steel Group, the minority shareholder of Longmen JV, and as such a related party of Longmen JV, participated in their design. Also, over 90% of the sales of these three entities are generated from Longmen JV. Therefore, the first two conditions above exist and the scope exception does not apply.

Step 1C - Does Longmen JV have a variable interest in these entities?

The variable interest results from an economic arrangement that gives an enterprise the right to the economic risks and/or rewards of the entity or its “variability”. As described in our previously filed response letter dated November 1, 2011, Longmen JV holds 36%, 22.76% and 50% economic equity interest in Hualong, Tongxing and Huatianyulong, respectively, thus Longmen JV have variable interest in these three entities.

Conclusion of Step 1: Based on the above analysis, ASC 810 is clearly applicable to Hualong, Tongxing and Huatianyulong, and is precluded from the scope exception. Also Longmen JV has a variable interest in these three entities. Therefore, ASC 810 shall be applied.

Step 2 – Determine if the entity is a VIE

In accordance with ASC 810-10-15 and, in particular 810-10-15-14, Hualong, Tongxing and Huatianyulong are evaluated by the Company to determine if each of these three entities is a VIE under the requirements of the Variable Interest Entities Subsections. The table that follows illustrates our analysis to determine that each of Hualong, Tongxing and Huatinanyulong is not a VIE:

Accounting Literature	Met or Not Met

810-10-15-14 A legal entity shall be subject to consolidation under the guidance in the Variable Interest Entities Subsections if, by design, any of the following conditions exist. (The phrase by design refers to legal entities that meet the conditions in this paragraph because of the way they are structured. For example, a legal entity under the control of its equity investors that originally was not a variable interest entity (“VIE” ) does not become one because of operating losses. The design of the legal entity is important in the application of these provisions):

a.   The total equity investment (equity investments in a legal entity are interests that are required to be reported as equity in that entity’s financial statements) at risk is not sufficient to permit the legal entity to finance its activities without additional subordinated financial support provided by any parties, including equity holders. For this purpose, the total equity investment at risk has all of the following characteristics:

1.   Includes only equity investments in the legal entity that participate significantly in profits and losses even if those investments do not carry voting rights;

2.   Does not include equity interests that the legal entity issued in exchange for subordinated interests in other VIEs;

3.   Does not include amounts provided to the equity investor directly or indirectly by the legal entity or by other parties involved with the legal entity (for example, by fees, charitable contributions, or other payments), unless the provider is a parent, subsidiary, or affiliate of the investor that is required to be included in the same set of consolidated financial statements as the investor; and

4.   Does not include amounts financed for the equity investor (for example, by loans or guarantees of loans) directly by the legal entity or by other parties involved with the legal entity, unless that party is a parent, subsidiary, or affiliate of the investor that is required to be included in the same set of consolidated financial statements as the investor. Paragraphs 810-10-25-45 through 25-47 discuss the amount of the total equity investment at risk that is necessary to permit a legal entity to finance its activities without additional subordinated financial support.

Not met. Each of Hualong, Tongxing and Huatianyulong has operated independently for years without any additional subordinated financial support and were designed to be self-sustaining. Each of them have sufficient working capital to support their daily operations without any additional financial support.

According to ASC 810-10-25-45, “an equity investment at risk of less than 10 percent of the legal entity's total assets shall not be considered sufficient to permit the legal entity to finance its activities without subordinated financial support in addition to the equity investment unless the equity investment can be demonstrated to be sufficient.”

We concluded that each of these three entities’ equity investment at risk is sufficient based on the following analysis:

The equity investment at risk of Hualong, Tongxing and Huatinanyulong are RMB12.8 million, RMB154.1 million and RMB15.2 million at the time of acquisition by Longmen JV, respectively. The total assets of Hualong, Tongxing and Huatinanyulong were RMB42.3 million, RMB316.9 million and RMB21.7 million at the time of acquisition by Longmen JV, respectively. Each of these three entities’ equity investment at risk was over 10 percent of their total assets at the acquisition date. As further support, there have been no significant financing transactions since the acquisition dates nor was any deemed necessary at the date of acquisition.

Based on the analysis above, Hualong, Tongxing and Huatianyulong’s equity at risk appears to be sufficient and this condition is not met.

b.   As a group the holders of the equity investment at risk lack any one of the following three characteristics:

1.   The power, through voting rights or similar rights, to direct the activities of a legal entity that most significantly impact the entity’s economic performance. The investors do not have that power through voting rights or similar rights if no owners hold voting rights or similar rights (such as those of a common shareholder in a corporation or a general partner in a partnership).

2.   The obligation to absorb the expected losses of the legal entity. The investor or investors do not have that obligation if they are directly or indirectly protected from the expected losses or are guaranteed a return by the legal entity itself or by other parties involved with the legal entity.

3.   The right to receive the expected residual returns of the legal entity. The investors do not have that right if their return is capped by the legal entity’s governing documents or arrangements with other variable interest holders or the legal entity. For this purpose, the return to equity investors is not considered to be capped by the existence of outstanding stock options, convertible debt, or similar interests because if the options in those instruments are exercised, the holders will become additional equity investors.

If interests other than the equity investment at risk provide the holders of that investment with these characteristics or if interests other than the equity investment at risk prevent the equity holders from having these characteristics, the entity is a VIE.

Not met.

As a group, the holders of the equity of investment at risk, being the Company and the majority interest shareholders, have the power through voting rights to direct the activities that most significantly impact each of the entities’ economic performance.

We and the majority interest shareholders of each of the three entities, as a group of holders of the equity investment at risk, are obliged to absorb the expected losses pursuant to each of the shareholders agreements. Neither party is directly or indirectly protected from losses nor are the parties guaranteed any return.

We and the majority interest shareholders of each of the three entities, as a group of the holders of the equity investment at risk, have the right to receive the expected residual returns of each entity. Further there is no cap on the amount of return that can be earned.

c. The equity investors as a group also are considered to lack the characteristic in (b)(1) if both of the following conditions are present:

1.   The voting rights of some investors are not proportional to their obligations to absorb the expected losses of the legal entity, their rights to receive the expected residual returns of the legal entity, or both.

Not met. As described in our previously filed response letter dated December 13, 2011, as the majority interest shareholders have assigned their voting rights to Longmen JV, the first condition is met. However, the second condition is not met as Longmen JV is the investor with disproportionately greater voting rights in comparison with its economic interest and substantially all of the entities’ activities involve or are conducted on behalf of Longmen JV.

2. Substantially all of the legal entity’s activities (for example, providing financing or buying assets) either involve or are conducted on behalf of an investor that has disproportionately few voting rights. This provision is necessary to prevent a primary beneficiary from avoiding consolidation of a VIE by organizing the legal entity with nonsubstantive voting interests. Activities that involve or are conducted on behalf of the related parties of an investor with disproportionately few voting rights shall be treated as if they involve or are conducted on behalf of that investor. The term related parties in this paragraph refers to all parties identified in paragraph 810-10-25-43, except for de facto agents under paragraph 810-10-25-43(d).

For purposes of applying this requirement, reporting entities shall consider each party’s obligations to absorb expected losses and rights to receive expected residual returns related to all of that party’s interests in the legal entity and not only to its equity investment at risk.

Conclusion of Step 2: Based upon the summary of our analysis described above, none of the three conditions per ASC 810-10-15-14 were met upon acquisition in January 2008 for Tongxing, June 2007 for Hualong and July 2008 for Huatianyulong. Therefore, Hualong, Tongxing and Huatianyulong are not VIEs.

Further consideration was given to whether consolidation was appropriate under the voting interest model, specifically, ASC 810-10-15-8 which states that the power to control may also exist with a lesser percentage of ownership (i.e. less than 50%) , for example, by contract, lease, agreement with other stockholders, or by court decree.

Based on the structures and operations of Hualong, Tongxing and Huatianyulong described in our previously filed response letter dated December 13, 2011 and the above analysis, we concluded that Longmen JV has the power to control these three entities through agreement with other stockholders whereby all their voting rights were assigned to Longmen JV upon acquisition. Therefore, it is appropriate for the Longmen JV to consolidate those three entities with appropriate recognition in the Company’s financial statements of the non-controlling interests in each entity, beginning on the acquisition dates as these were also the effective dates of the agreements with other stockholders granting a majority voting interest in each entity, and thereby, the power to control, to Longmen JV.

Form 10-Q for the Fiscal Quarter Ended March 31, 2011

Item 1. Financial Statements, page 3

Note 20 – Subsequent Events, page 38

2.	We note your response to prior comment two, from our letter dated November 23, 2011 and have the following additional comments:

•	Please tell us specifically where in your consolidated statement of operations you intend to classify the lease payments to Shaanxi Steel Group. Additionally, please explain to us how you determined that the profit sharing payments qualified as minimum lease payments and should be reflected at fair value. Also, tell us what consideration you have given to whether these amounts were contingent rentals related to future use. Reference ASC 840-10-55-38.

•	Please provide us with a specific and comprehensive discussion of the underlying business reasons that caused your interests in the profits of the Longmen Joint Venture to be reduced to 36%.

•	Please provide us with a specific and comprehensive analysis of if and how you determined that you had a controlling financial interest in the Longmen Joint Venture, if and how you determined the entity was a VIE, and if and how you determined that you were the primary beneficiary. Refer to ASC 810, and in particular 810-10-15-14. To the extent that you have concluded that the Longmen Joint Venture is not VIE and you are not the primary beneficiary, please tell us specific guidance you relied upon in determining that you have a controlling financial interest in the Longmen Joint Venture and consolidation is appropriate.

Company Response (2)-1:

The fixed portion of the ongoing lease payments to Shaanxi Steel Group will be accounted for as a capital lease based on the estimated present value of these minimum lease payments. Considering the depreciation of the fixed assets under the capital lease is a part of operations, the fixed portion of the ongoing lease payments would be classified as cost of sales in the Company's consolidated statement of operations. In accordance with ASC 840-10-25-4 to 6, we concluded that minimum lease payments are comprised of the fixed monthly payments as well as the profit sharing arrangement. In this case, consideration was given to what comprised minimum lease payments, specifically, whether the portion of the lease payment related to profit sharing would be considered contingent rentals under ASC 840-10-25-4. The ongoing lease payments are made of two components: (1) fixed payment of RMB 16.7M per month for the next 20 years (RMB 4 billion / 240 months) and (2) profit sharing from Longmen JV over the next 20 years. This profit sharing arrangement, as it extends for a defined term of 20 years, is akin to sales of future revenues as contemplated in the guidance in ASC 470-10 (previously EITF 88-18) and should be recorded as part of the capital lease liability. Analogizing to this guidance, the profit sharing arrangement will be reflected at its estimated fair value at the lease commencement date and included in the initial measurement and recognition of the capital lease in addition to the fixed component of the minimum lease payments. The ongoing lease payments will reduce the capital lease liability (using the effective interest rate method to allocate the payment between the obligation and interest expense). Further, at each period end, the profit sharing liability will be re-calculated based upon the present value of future payments expected to be made under the profit sharing arrangement and the current carrying amount of the profit sharing liability will be adjusted (marked) to recalculated amount, with the offsetting debit/credit recorded as an adjustment to the discount on the capital lease liability similar to the guidance in ASC 470-10-35-3 (previously SOP 97-1). This adjustment will result in a constant effective interest rate.

Company Response (2)-2:

As described in our previously filed response letter dated December 13, 2011, according to the Unified Management Agreement that we entered into on April 29, 2011, Longmen JV was entrusted to manage the pooled assets as the principal operating entity and will be responsible for the daily operation of the new facilities. 40% of pre-tax profits to be generated from the asset pool will be allocated to Shaanxi Steel. Thus our interests in the profits generated by the asset pool will change to 36%.

The following business reasons were considered by the Company in agreeing to the terms of the Unified Management Agreement:

•	Longmen JV can use the assets immediately but only pay for their use over time;

•	The new furnaces can be incorporated into existing production lines and the capacity under Longmen JV’s management will expand with integrated production lines; and

•	To be accompanied by the capacity expansion, the overall profitability of Longmen JV will be increased although the Company’s interest in the profits of the Longmen JV asset pool is reduced.

•	The comparisons are illustrated as follows:

	Before	After
Production Capacity(1)	4 million tons	7 million tons
Pre-tax profit sharing percentage	60%	36%
Pre-tax profit generated per ton(2)	RMB 50	RMB 50
Interest expenses saving (RMB Million)(3)	-	240
Pre-tax profit allocated to the Company (RMB Million)(4)	120	212

(1).	Assume that production after the Unified Management Agreement operates at the same efficiency as before.

(2).	Assume that the pre-tax profit per ton generated from the rebar sold is RMB50 both before and after.

(3).	Shaanxi Steel incurs interest expense at 6% interest rate to finance the RMB 4 billion construction cost rather than Longmen JV incurring this cost to build or purchase new assets.

(4).	Pre-tax profit allocated to the Company before = Production Capacity 4m * Profit generated per ton 50 * pre-tax profit sharing percentage 60% = RMB120 million Pre-tax profit allocated to the Company after = (Production Capacity 7m * Profit generated per ton 50 + Financial costs saving 240 million) * pre-tax profit sharing percentage 36% = RMB212 million. Without factoring in any partial interest expenses saved by leasing these assets from Shaanxi Steel rather than constructing these assets or buying the assets directly through the Longmen JV, the pre-tax profit allocated to the Company after would be RMB126 million.

•	Another key consideration for the Company was that the Unified Management Agreement would not result in them relinquishing control over the operations of Longmen JV. This is further discussed in the response to comment (2)-3 below.

Company Response (2)-3:

Upon entering into the Unified Management Agreement, the Company performed the following VIE analysis with respect to Longmen JV:

Step 1- Is Longmen JV within the scope of ASC 810-10-15?

Step 1A – Does ASC 810-10-15 apply to Longmen JV?

ASC 810-10-15 applies to all entities that are legal structures that “used to conduct activities or to hold assets. Some examples of such structures are corporations, partnerships, limited liability companies, grantor trusts, and other trusts.” Longmen JV is a separate legal entity established in the PRC as a limited liability company. Therefore, ASC 810-10-15 applies to Longmen JV.

Step 1B – Is Longmen JV eligible for a scope exception?

According to ASC 810-10-15-17(d), “a legal entity that is deemed to be a business need not be evaluated by a reporting entity to determine if the legal entity is a VIE under the requirements of the Variable Interest Entities Subsections unless any of the following conditions exist (however, for legal entities that are excluded by this provision, other GAAP should be applied)”:

(1)	The reporting entity, its related parties (all parties identified in paragraph 810-10-25-43, except for de facto agents under paragraph 810-10-25-43(d)), or both participated significantly in the design or redesign of the legal entity. However, this condition does not apply if the legal entity is an operating joint venture under joint control of the reporting entity and one or more independent parties or a franchisee.

(2)	The legal entity is designed so that substantially all of its activities either involve or are conducted on behalf of the reporting entity and its related parties.

(3)	The reporting entity and its related parties provide more than half of the total of the equity, subordinated debt, and other forms of subordinated financial support to the legal entity based on an analysis of the fair values of the interests in the legal entity.

(4)	The activities of the legal entity are primarily related to securitizations or other forms of asset-backed financings or single-lessee leasing arrangements.

A business is defined in ASC 805-10-20 as “a self-sustaining integrated set of activities and assets conducted and managed for the purpose of providing a return to investors.” A business consists of (a) inputs, (b) processes applied to those inputs, and (c) resulting outputs that are used to generate revenues.

Longmen JV has been conducted and managed as a self-sustaining activity to provide return for years. It has all the inputs (assets and employees), processes (systems of manufacturing, marketing and sales), as well as outputs (product sales). Therefore, it is deemed to be a business, and the above conditions need to be assessed.

As the Company participated significantly in the redesign of Longmen JV’s business as described in the Unified Management Agreement, the first condition is met and the scope exception does not apply.

Step 1C - Does the reporting enterprise have a variable interest in these entities?

The variable interest results from an economic arrangement that gives an enterprise the right to the economic risks and/or rewards of the entity or its “variability”. The Company has a 60% equity interest in Longmen JV, thus it has a variable interest in the entity.

Conclusion of Step 1: Based on the above analysis, ASC 810 is clearly applicable to Longmen JV, and is precluded from the scope exception. Also the Company has a variable interest in Longmen JV. Therefore, ASC 810 shall be applied.

Step 2 – Determine if the entity is a VIE

In accordance with ASC810-10-15-17, Longmen JV is evaluated by the Company to determine if Longmen JV is a VIE under the requirements of the Variable Interest Entities Subsections. The table that follows illustrates our analysis to determine that Longmen JV is a VIE:

Accounting Literature	Met or Not Met

810-10-15-14 A legal entity shall be subject to consolidation under the guidance in the Variable Interest Entities Subsections if, by design, any of the following conditions exist (The phrase by design refers to legal entities that meet the conditions in this paragraph because of the way they are structured. For example, a legal entity under the control of its equity investors that originally was not a variable interest entity [VIE] does not become one because of operating losses. The design of the legal entity is important in the application of these provisions.):

a.   The total equity investment (equity investments in a legal entity are interests that are required to be reported as equity in that entity’s financial statements) at risk is not sufficient to permit the legal entity to finance its activities without additional subordinated financial support provided by any parties, including equity holders. For this purpose, the total equity investment at risk has all of the following characteristics:

1.   Includes only equity investments in the legal entity that participate significantly in profits and losses even if those investments do not carry voting rights;

2.   Does not include equity interests that the legal entity issued in exchange for subordinated interests in other VIEs;

3.   Does not include amounts provided to the equity investor directly or indirectly by the legal entity or by other parties involved with the legal entity (for example, by fees, charitable contributions, or other payments), unless the provider is a parent, subsidiary, or affiliate of the investor that is required to be included in the same set of consolidated financial statements as the investor; and

4.   Does not include amounts financed for the equity investor (for example, by loans or guarantees of loans) directly by the legal entity or by other parties involved with the legal entity, unless that party is a parent, subsidiary, or affiliate of the investor that is required to be included in the same set of consolidated financial statements as the investor. Paragraphs 810-10-25-45 through 25-47 discuss the amount of the total equity investment at risk that is necessary to permit a legal entity to finance its activities without additional subordinated financial support.

Met.

Upon entering into the Unified Management Agreement on April 29, 2011, Longmen JV had total GAAP equity of RMB848 million as of March 31, 2011 and of RMB818 million as of June 30, 2011. The total equity investment in Longmen JV is considered at risk based on the definition of ASC 810-10-15-14 because the equity investment was provided by the Company and minority interest holder directly and both the Company and the minority shareholder participate significantly in profits and losses of Longmen JV. Based on projected profits in this entity and future operating plans, the fair value of the equity at risk is greater than its book value. Longmen JV has a total asset balance of RMB12.8 billion as of March 31, 2011 and RMB12.1 billion as of June 30, 2011. While compared to other steel companies in China, Longmen JV’s equity balance compared to total assets appears to be within a consistent range, it falls below the 10% threshold. As a capital intensive business, the expectation would be to see a larger relative equity balance as a percent of total assets. And while standard for companies in China, Longmen JV utilizes ongoing short-term financing obtained from banks used as part of financing its normal operations.

Based on the analysis above, Longmen JV’s equity at risk is deemed to be insufficient and this condition is met.

b.   As a group the holders of the equity investment at risk lack any one of the following three characteristics:

1.   The power, through voting rights or similar rights, to direct the activities of a legal entity that most significantly impact the entity’s economic performance. The investors do not have that power through voting rights or similar rights if no owners hold voting rights or similar rights (such as those of a common shareholder in a corporation or a general partner in a partnership).

2.   The obligation to absorb the expected losses of the legal entity. The investor or investors do not have that obligation if they are directly or indirectly protected from the expected losses or are guaranteed a return by the legal entity itself or by other parties involved with the legal entity.

Not met.

The group of equity holders (the Company and the minority shareholder) has the right to make significant decisions about Longmen JV’s operations. Other than the holders of the equity investment at risk, no participating rights are predetermined and/or provided to other parties.

Both the Company and the minority shareholder share in the profits and losses of Longmen JV.

These conditions are not met because the group of equity holders has the right to make significant decisions, the obligation to absorb expected losses and the right to receive residual returns of Longmen JV.

3.   The right to receive the expected residual returns of the legal entity. The investors do not have that right if their return is capped by the legal entity’s governing documents or arrangements with other variable interest holders or the legal entity. For this purpose, the return to equity investors is not considered to be capped by the existence of outstanding stock options, convertible debt, or similar interests because if the options in those instruments are exercised, the holders will become additional equity investors.

If interests other than the equity investment at risk provide the holders of that investment with these characteristics or if interests other than the equity investment at risk prevent the equity holders from having these characteristics, the entity is a VIE.

c.  The equity investors as a group also are considered to lack the characteristic in (b)(1) if both of the following conditions are present:

1.   The voting rights of some investors are not proportional to their obligations to absorb the expected losses of the legal entity, their rights to receive the expected residual returns of the legal entity, or both.

2.   Substantially all of the legal entity’s activities (for example, providing financing or buying assets) either involve or are conducted on behalf of an investor that has disproportionately few voting rights. This provision is necessary to prevent a primary beneficiary from avoiding consolidation of a VIE by organizing the legal entity with nonsubstantive voting interests. Activities that involve or are conducted on behalf of the related parties of an investor with disproportionately few voting rights shall be treated as if they involve or are conducted on behalf of that investor. The term related parties in this paragraph refers to all parties identified in paragraph 810-10-25-43, except for de facto agents under paragraph 810-10-25-43(d).

For purposes of applying this requirement, reporting entities shall consider each party’s obligations to absorb expected losses and rights to receive expected residual returns related to all of that party’s interests in the legal entity and not only to its equity investment at risk.

Not met.

Although the Company controls 60% of the voting rights of the Board of Directors (appoints 4 out of 7 directors) of Longmen JV, it is only entitled to 36% of the economic returns of Longmen JV. Therefore there is some disproportion among the two investors. However, the activities of Longmen JV are not being conducted primarily on behalf of either of the two investors as both are involved in the steel industry. Thus, this condition is not met.

Conclusion of Step 2: Based on the above analysis, Longmen JV is considered to be a VIE.

Step 3 – Determine which enterprise is the primary beneficiary

According to ASC 810-10-25-38A, a reporting entity shall be deemed to have a controlling financial interest in a VIE if it has both of the following characteristics:

a.	The power to direct the activities of the VIE that most significantly impact the VIE’s economic performance; and

b.	The obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE.

A Supervisory Committee was formed during the negotiation of the Unified Management Agreement. Given there is both a Supervisory Committee and a Board with respect to Longmen JV, the powers (rights and roles) of both bodies were considered to determine which has the power to direct the activities of Longmen JV, and by extension, whether the Company continues to have the power to direct Longmen JV’s activities after this Supervisory Committee was formed. The Supervisory Committee, on which the Company holds 2 out of 4 seats, requires a ¾ majority vote while the Board, on which the Company holds 4 out of 7 seats, requires a simple majority vote. As the Supervisory Committee’s role is limited to supervising and monitoring management of Longmen JV and in the event there is any disagreement between the Board and the Supervisory Committee, the Board prevails, the Supervisory Committee is considered subordinate to the Board. Thus, the Board of Directors of Longmen JV continues to be the controlling decision-making body with respect to Longmen JV. The Company, which controls 60% of the voting rights of the Board of Directors, has control over the operations of Longmen JV and as such, has the power to direct the activities of the VIE that most significantly impact Longmen JV’s economic performance.

As discussed in Step 1C above, the Company has the obligation to absorb losses and the rights to receive benefits based on the profit allocation as stipulated by the Unified Management Agreement.

Conclusion of Step 3: Based on the above analysis, the Company is the primary beneficiary of Longmen JV and therefore, should consolidate Longmen JV.

This letter responds to all comments contained in Mr. Cash’s letter of December 23, 2011. If you have any questions, please do not hesitate to contact our attorney, Stephen D. Brook, at (617) 345-3722 or the undersigned at +86 (10) 5879-7346.

Very truly yours,

General Steel Holdings, Inc.

By:	/s/ John Chen
John Chen
Chief Financial Officer

cc:	Mr. John Cash

Stephen D. Brook, Esq. (Burns & Levinson LLP)